EXHIBIT 21
SUBSIDIARIES OF DISCOVERY BANCORP

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Subsidiaries of Discovery Bancorp:

Discovery Bank	California

Celtic Merger Corp.	California

Subsidiary of Discovery Bank:

San Marcos Building LLC	California